UNITED STATES
SECURITIES AND EXCHANGE COMMISSION
Washington, D.C. 20549

SCHEDULE 13D
(Rule 13d-101)

INFORMATION TO BE INCLUDED IN STATEMENTS FILED PURSUANT
TO § 240.13d-1(a) AND AMENDMENTS THERETO FILED PURSUANT TO
§ 240.13d-2(a)

(Amendment No. 1)1

Jaguar Mining Inc.
(Name of Issuer)

Common Stock, no par value
(Title of Class of Securities)

47009M103
(CUSIP Number)

STEVEN WOLOSKY, ESQ.
ANDREW M. FREEDMAN, ESQ.
OLSHAN GRUNDMAN FROME ROSENZWEIG & WOLOSKY LLP
Park Avenue Tower
65 East 55th Street
New York, New York 10022
(212) 451-2300
(Name, Address and Telephone Number of Person
Authorized to Receive Notices and Communications)

June 13, 2012
(Date of Event Which Requires Filing of This Statement)

If the filing person has previously filed a statement on Schedule 13G to report the acquisition that is the subject of this Schedule 13D, and is filing this schedule because of §§ 240.13d-1(e), 240.13d-1(f) or 240.13d-1(g), check the following box ☐.

Note:  Schedules filed in paper format shall include a signed original and five copies of the schedule, including all exhibits.  See § 240.13d-7 for other parties to whom copies are to be sent.

_______________
1              The remainder of this cover page shall be filled out for a reporting person’s initial filing on this form with respect to the subject class of securities, and for any subsequent amendment containing information which would alter disclosures provided in a prior cover page.

The information required on the remainder of this cover page shall not be deemed to be “filed” for the purpose of Section 18 of the Securities Exchange Act of 1934 (“Act”) or otherwise subject to the liabilities of that section of the Act but shall be subject to all other provisions of the Act (however, see the Notes).

CUSIP NO. 47009M103

1	NAME OF REPORTING PERSON BRISTOL INVESTMENT PARTNERS, LLC
2	CHECK THE APPROPRIATE BOX IF A MEMBER OF A GROUP	(a) ☐ (b) ☐
3	SEC USE ONLY
4	SOURCE OF FUNDS WC
5	CHECK BOX IF DISCLOSURE OF LEGAL PROCEEDINGS IS REQUIRED PURSUANT TO ITEM 2(d) OR 2(e)	☐
6	CITIZENSHIP OR PLACE OF ORGANIZATION DELAWARE
NUMBER OF SHARES BENEFICIALLY OWNED BY EACH REPORTING PERSON WITH	7	SOLE VOTING POWER 7,285,706
	8	SHARED VOTING POWER - 0 -
	9	SOLE DISPOSITIVE POWER 7,285,706
	10	SHARED DISPOSITIVE POWER - 0 -
11	AGGREGATE AMOUNT BENEFICIALLY OWNED BY EACH REPORTING PERSON 7,285,706
12	CHECK BOX IF THE AGGREGATE AMOUNT IN ROW (11) EXCLUDES CERTAIN SHARES	☐
13	PERCENT OF CLASS REPRESENTED BY AMOUNT IN ROW (11) 8.63%
14	TYPE OF REPORTING PERSON OO

CUSIP NO. 47009M103

1	NAME OF REPORTING PERSON WILLIAM J. “TREY” REIK III
2	CHECK THE APPROPRIATE BOX IF A MEMBER OF A GROUP	(a) ☐ (b) ☐
3	SEC USE ONLY
4	SOURCE OF FUNDS AF
5	CHECK BOX IF DISCLOSURE OF LEGAL PROCEEDINGS IS REQUIRED PURSUANT TO ITEM 2(d) OR 2(e)	☐
6	CITIZENSHIP OR PLACE OF ORGANIZATION USA
NUMBER OF SHARES BENEFICIALLY OWNED BY EACH REPORTING PERSON WITH	7	SOLE VOTING POWER 7,285,706
	8	SHARED VOTING POWER - 0 -
	9	SOLE DISPOSITIVE POWER 7,285,706
	10	SHARED DISPOSITIVE POWER - 0 -
11	AGGREGATE AMOUNT BENEFICIALLY OWNED BY EACH REPORTING PERSON 7,285,706
12	CHECK BOX IF THE AGGREGATE AMOUNT IN ROW (11) EXCLUDES CERTAIN SHARES	☐
13	PERCENT OF CLASS REPRESENTED BY AMOUNT IN ROW (11) 8.63%
14	TYPE OF REPORTING PERSON IN

CUSIP NO. 47009M103

1	NAME OF REPORTING PERSON PETER L. GETZ
2	CHECK THE APPROPRIATE BOX IF A MEMBER OF A GROUP	(a) ☐ (b) ☐
3	SEC USE ONLY
4	SOURCE OF FUNDS AF
5	CHECK BOX IF DISCLOSURE OF LEGAL PROCEEDINGS IS REQUIRED PURSUANT TO ITEM 2(d) OR 2(e)	☐
6	CITIZENSHIP OR PLACE OF ORGANIZATION USA
NUMBER OF SHARES BENEFICIALLY OWNED BY EACH REPORTING PERSON WITH	7	SOLE VOTING POWER 7,285,706
	8	SHARED VOTING POWER - 0 -
	9	SOLE DISPOSITIVE POWER 7,285,706
	10	SHARED DISPOSITIVE POWER - 0 -
11	AGGREGATE AMOUNT BENEFICIALLY OWNED BY EACH REPORTING PERSON 7,285,706
12	CHECK BOX IF THE AGGREGATE AMOUNT IN ROW (11) EXCLUDES CERTAIN SHARES	☐
13	PERCENT OF CLASS REPRESENTED BY AMOUNT IN ROW (11) 8.63%
14	TYPE OF REPORTING PERSON IN

CUSIP NO. 47009M103

The following constitutes amendment No. 1 to the Schedule 13D filed by the undersigned (the “Amendment No. 1”). This Amendment No. 1 amends the Schedule 13D as specifically set forth herein.

Item 3.	Source and Amount of Funds or Other Consideration.

Item 3 is hereby amended and restated to read as follows:

The aggregate purchase price of the 7,285,706 Shares owned by Bristol Investment, all of which are held in certain managed accounts, is approximately $42,975,465, including brokerage commissions.  The Shares owned by Bristol Investment were purchased with working capital (which may, at any given time, include margin loans made by brokerage firms in the ordinary course of business) in open market purchases.

Item 4.	Purpose of Transaction.

Item 4 is hereby amended to add the following:

On June 13, 2012, Bristol Investment Partners, LLC (“Bristol Investment”) delivered a letter to the Board of Directors of the Issuer (the “Board”) to inform the Board of Bristol Investment’s intention to withhold 100% of its share votes against the reelection of directors Gary German, Gil Clausen and John Andrews (the “Lead Directors”) to the Board at the Issuer’s Annual General Meeting scheduled to be held on June 29, 2012 (the “Annual General Meeting”).  A copy of such letter is attached hereto as Exhibit 99.1 and is incorporated herein by reference.

In the letter, Bristol Investment stated that shareholders will finally be afforded a platform for voicing unequivocal dissatisfaction with the Lead Directors’ disastrous strategic review and consequent destruction of shareholder value, noting that the election of the Issuer’s slate of directors at the Annual General Meeting must be approved by a majority of the votes cast by shareholders.  Bristol Investment cautioned the Board against any action which might circumvent the clear will of shareholders and shareholders’ democracy in the event withhold votes for the Lead Directors exceed votes cast for their reelection to the Board.  In such case, Bristol Investment  urged the Board to accept the Lead Directors’ resignations immediately, and work closely with significant shareholders to identify suitable replacements.

Bristol Investment proceeded to outline in the letter the following six primary reasons for its decision to withhold votes for the Lead Directors:

1.)	Bristol believes the strategic review recently conducted by the Lead Directors was characterized by exceedingly poor decision-making and gross failures of judgment.

CUSIP NO. 47009M103

2.)	Bristol believes serious conflicts of interest impugn the abilities of the Lead Directors to serve as fiduciaries for Jaguar shareholders.

3.)	Bristol believes the Lead Directors have demonstrated substantial disregard for the concerns of significant Jaguar shareholders.

4.)
Bristol holds the Lead Directors fully accountable for any and all operational miscues during their full tenure as Jaguar Directors and especially during their recent tenure as sole members of the Office of the Chairman.

5.)
Bristol believes the greatest current depressant on Jaguar’s share price is marketplace consensus that the Lead Directors are unsuitable to address Jaguar’s current operational and financing challenges.

6.)
As Jaguar’s largest shareholder, Bristol emphatically embraces the opportunity to prevent the Lead Directors from receiving the required “majority” vote at Jaguar’s Annual General Meeting on June 29, 2012.

Item 5.	Interest in Securities of the Issuer.

Items 5(a) and 5(c) are hereby amended and restated as follows:

(a)           The aggregate percentage of Shares reported owned by each person named herein is based upon 84,409,648 Shares outstanding as of May 10, 2012, which is the total number of Shares outstanding as reported in the Issuer’s Report of Foreign Private Issuer on Form 6-K, filed with the Securities and Exchange Commission on May 15, 2012.

As of the close of business on June 12, 2012, Bristol Investment beneficially owned 7,285,706 Shares held in certain managed accounts, constituting approximately 8.63% of the Shares outstanding.  As the managing members of Bristol Investment, each of Messrs. Reik and Getz may be deemed to beneficially own 7,285,706 Shares owned by Bristol Investment, constituting approximately 8.63% of the Shares outstanding.  By virtue of his position as the Chief Investment Officer of Bristol Investment, Mr. Reik has sole voting and dispositive power with respect to the 7,285,706 Shares owned by Bristol Investment by virtue of his authority to vote and dispose of such Shares.  Each of Messrs. Reik and Getz disclaims beneficial ownership of the Shares held by Bristol Investment, except to the extent of his pecuniary interest therein.

(c)           Schedule A annexed hereto lists all transaction in the Shares for the past sixty days by the Reporting Persons.  All of such transactions were effected in the open market.

Item 7.	Material to be Filed as Exhibits.

99.1	Letter to the Board of Directors, dated June 13, 2012.

CUSIP NO. 47009M103

SIGNATURES

After reasonable inquiry and to the best of his knowledge and belief, each of the undersigned certifies that the information set forth in this statement is true, complete and correct.

Dated: June 13, 2012

Bristol Investment Partners, LLC

	By:	/s/ William J. “Trey” Reik III
		Name:	William J. “Trey” Reik III
		Title:	Managing Member

/s/ William J. “Trey” Reik III
William J. “Trey” Reik III

/s/ Peter L. Getz
Peter L. Getz

CUSIP NO. 47009M103

SCHEDULE A

Transactions in the Shares During the Past 60 Days

Shares of Common Stock Purchased/(Sold)	Price Per Share($)	Date of Purchase/Sale
BRISTOL INVESTMENT PARTNERS, LLC
(34,812)	3.3030	04/18/2012
(25,000)	2.8978	04/27/2012
(46,991)	2.8030	04/30/2012
(80,000)	2.7165	05/01/2012
(50,000)	1.4550	05/08/2012
(40,000)	1.7031	05/09/2012
(125,000)	1.6029	05/10/2012
(30,000)	1.4503	05/15/2012
32,384	1.3283	05/22/2012
(50,000)	1.3038	05/25/2012
(100,000)	1.1761	05/31/2012
(70,000)	1.2236	06/01/2012
250,000	1.4794	06/05/2012

WILLIAM J. “TREY” REIK III

None.

PETER L. GETZ

None.